Exhibit 99.1

August 19, 2015

Dear Shareholder,

You are cordially invited to attend the 2015 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on September 9, 2015, at 2:30 p.m. Israel time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors recommends that you vote FOR each proposal listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) as reports on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the meeting.

Sincerely,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on September 9, 2015, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To reelect Rami Hadar as a Class III director of the board of directors of the Company (the “Board”), to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.
To reelect Yigal Jacoby as a Class III director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.
To reelect Nurit Benjamini as an Outside Director (as defined in the Israeli Companies Law) of the Company, to serve for a term of three years commencing at the end of her current term, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

4.	To approve the bonus plan for each of the years 2016-2018 for the Company’s Chief Executive Officer (the “CEO”).

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of the Company for the fiscal year ended December 31, 2014, including a review of the fiscal 2013 financial statements.

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Management will report on the business of the Company for the fiscal year ended December 31, 2014 and review the fiscal 2014 financial statements at the Annual Meeting.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board recommends that you vote “FOR” of each of the above proposals.

Only shareholders of record at the close of business on August 11, 2015 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting is included with this Notice of Annual meeting of Shareholders (the “Notice”), and is being mailed on or about August 19, 2015 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.allot.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority’s electronic voting system (see Q&A under “About the Annual Meeting”) must be completed no later than six hours before the time fixed for the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting pursuant to the Israeli Companies Law and the applicable regulations promulgated thereunder may do so by submitting a written statement to the Company’s General Counsel, or by facsimile to +972-9-744-3626 no later than August 31, 2015. Any position statement received will be published by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting.  Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this), or vote through the Israel Securities Authority’s electronic voting system.

By Order of the Board of Directors,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

Hod Hasharon, Israel
August 19, 2015

ii

ABOUT THE ANNUAL MEETING

Q:           When and where is the 2015 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on September 9, 2015, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on August 11, 2015, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote through the Israel Securities Authority’s electronic voting system. Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Following a registration process, you will be able to vote your shares through such system no later than six hours before the time fixed for the Annual Meeting.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” (e.g., through a broker, bank or other nominee), then you received this proxy statement from the nominee, along with the nominee’s proxy card, which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:           Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:           If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Shmuel Arvatz and Rael Kolevsohn, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on September 8, 2015, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Each of Proposals 1, 2 and 5 requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Proposal 3 (reelection of Nurit Benjamini as an Outside Director) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” these proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

Proposal 4 (approval of the bonus plan for the Company’s CEO) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” these proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:           How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the reelection of Rami Hadar as a Class III director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.
“FOR” the reelection of Yigal Jacoby as a Class III  director of the Board, to serve until the 2018 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.
“FOR” the reelection of Nurit Benjamini as an Outside Director of the Company, to serve for a term of three years commencing at the end of her current term, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

4.	“FOR” the approval of the bonus plan for the CEO, for each of the years 2016-2018.

5.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Annual Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting.

SOLICITATION OF PROXIES

Q:           Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:           The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 33,507,831 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of August 11, 2015, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Zohar Zisapel (2)	2,842,378	8.5%
Migdal Insurance & Financial holdings Ltd (3)	2,484,436	7.4%
Psagot Investment Ltd. (4)	2,014,430	6.0%
Delek Group Ltd. and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. (the "Group") (5)	2,034,481	6.1%

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2015 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 33,361,729 ordinary shares outstanding as of March 1, 2015.

(2)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(3)
Based on a Schedule 13G filed on February 10, 2015. Migdal Insurance & Financial Holdings Ltd reported that it held shared voting power and shared dispositive power over these shares. Of these shares, 2,362,405 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd, according to the following segmentation: 1,332,490 shares are held by Profit participating life assurance accounts; 897,972 shares are held by Provident funds and companies that manage provident funds and 131,943 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 122,031, shares are beneficially held for their own account (Nostro account). The address of the reporting person is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(4)
Based on a Schedule 13G/A filed on February 18, 2015, Psagot Investment House Ltd. shares voting power over 1,309,077 ordinary shares and shares dispositive power over 2,014,430 ordinary shares. Amounts reported above consist of 705,353 shares beneficially owned by Psagot Securities Ltd; 327,646 shares beneficially owned by Psagot Provident Funds and Pension Ltd; 46,918 shares beneficially owned by Psagot Mutual Funds Ltd (of this amount, 13,810 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above); and 934,225 shares beneficially owned by Psagot Exchange Traded Notes Ltd. The address of the Psagot entities is Psagot Investment House Ltd. – 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(5)
Based on information provided by the Group on August 13, 2015. Consists of 40,501 shares held by Excellence Provident and Pension Funds, 32,062 shares held by Excellence Mutual Funds, 863,203 shares held by Excellence Exchange Traded notes, 171,033 shares held by Phoenix Holdings Ltd.'s Nostro account, 827,137 shares held by Israel Shares Partnership, and 100,545 shares held by Tel Aviv 100 Partnership.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of August 11, 2015 by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of August 11, 2015, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Andrei Elefant	*	*
Shmuel Arvatz	*	*
Amir Hochbaum	*	*
Anat Shenig	*	*
Itai Weissman	*	*
Gary Drutin	*	*
Rael Kolevsohn	*	*
Jay Klein	*	*
Pini Gvili	*	*
Ramy Moriah	*	*
Vin Costello	*	*
All directors and executive officers as a group	610,591	1.79%

(1) As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from August 11, 2015 through the exercise of any option or RSU. Ordinary shares subject to options or RSUs that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 33,507,831 ordinary shares outstanding as of August 11, 2015 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, outstanding options and RSUs exercisable for 1,206,133 ordinary shares, as of August 11, 2015. The options (excluding RSUs) have a weighted average exercise price of $10.97 per share and have expiration dates until 2024.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2014 by our five most highly-compensated executive officers is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 26, 2015, a copy of which is available on our website at www.allot.com

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the reelection of the Class III directors under Proposals 1 and 2, and of the Outside Director under Proposal 3, our Board will consist of seven directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2014, each director attended over 75% of all Board meetings and over 75% of the meetings of each committee of the Board on which he or she serves.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of each of Rami Hadar and Yigal Jacoby, our Class III directors, expires at the Annual Meeting. Our Class I director, Shraga Katz, will hold office until the annual meeting of our shareholders in 2016. Our Class II directors, Itzhak Danziger and Miron (Ronnie) Kenneth , will hold office until the annual meeting of our shareholders in 2017. In addition, following the Annual Meeting, assuming the reelection of the Outside Director under Proposal 3, we will have two Outside Directors who serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the applicable Nasdaq Marketplace Rules.

Biographical information concerning Rami Hadar and Yigal Jacoby, the nominees for reelection as Class III directors, and Nurit Benjamini, the nominee for reelection as an Outside Director, and for each of the other current directors (who, as noted, are not up for election at the Annual Meeting).

Nominees for Reelection to the Board as Class III Directors to Serve Until the 2018 Annual General Meeting of Shareholders

Rami Hadar, age 51, has served as a member of our Board since 2006. He served as our President and Chief Executive Officer from 2006 until 2014. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served from 2002 to 2005 as Chief Executive Officer of Native Networks, which was sold and integrated into Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology.

Yigal Jacoby, age 54, co-founded Allot in 1996, served as our Chief Executive Officer from 1997 to 2006, and has been a member of our Board since 1996. Mr. Jacoby was Chairman of our Board until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara, California, from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from the Technion – Israel Institute of Technology and an M.Sc. in Computer Science from the University of Southern California.

Nominee for Reelection to the Board as an Outside Director to Serve for a Three-Year Term commencing at the end of her current term

Ms. Nurit Benjamini, age 48, has served as an outside director since 2007 and serves as the lead independent director on our board. Ms. Benjamini serves as the Chief Financial Officer of Wixpress Ltd., an internet company that offers web technology that enables online users to create HTML5 websites regardless of technical skill or previous knowledge, since May 2011. Previously, from 2007 to 2011, Ms. Benjamini served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN).  Ms. Benjamini serves as an outside director of BiolineRX Ltd., a member of its compensation committee, and as chairman of its audit committee. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University.

Class I Director Whose Term Continues Until the 2016 Annual General Meeting of Shareholders

Shraga Katz, age 62, has served as the Chairman of our Board since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized in the communications industry for over 20 years. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ:CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was the head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as a director on the boards of GreenSQL and Core Photonics. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Class II Directors Whose Terms Continue Until the 2017 Annual General Meeting of Shareholders

Itzhak Danziger, age 66, has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a director of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including  as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. In the not for profit sector, Mr. Danziger serves as the chairman of the Center for Educational Technology (CET), a Vice President of New Israel Fund (NIF), a director in Israel Venture Network (IVN), a venture philanthropy NGO and in Avney Rosha, the Israel Institute for School Leadership. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Mr.  Miron (Ronnie) Kenneth, age 59, has served as a member of our Board since October 2014.  Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups.  He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers.  From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers.  Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd. (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX).  Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in Cadence Design Systems Inc.’s (NASDAQ: CDN) European organization.  Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Outside Director Whose Term Continues Until the 2016 Annual General Meeting of Shareholders

Steven D. Levy, age 58, has served as an Outside Director since 2007. Mr. Levy has served as a director of PCTEL (NASDAQ:PCTI), a broadband wireless technology company since January 2006, and of privately held GENBAND Inc., a U.S. provider of telecommunications equipment, since August 2007. He served as a director of Tut Systems (NASDAQ:TUTS) from October 2005 until its acquisition by Motorola in March 2007, and of Zhone Technologies (NASDAQ:ZHNE), from June 2006 until January 2010. Prior to that, Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of seven members, five of whom will be independent under the listing standards of The Nasdaq Stock Market. Specifically, our Board has determined that Ms. Nurit Benjamini, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy and Mr. Miron (Ronnie) Kenneth meet the independence standards of the listing standards of The Nasdaq Stock Market. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. . None of our directors (including the candidates for election to our Board at the Annual Meeting) is a member of our executive team.

Ms. Nurit Benjamini is an independent director who is an Outside Director.  She serves as the chairperson of the audit committee and is considered a financial expert as defined pursuant to the applicable listing standards of The Nasdaq Stock Market and the SEC rules. She has also been appointed by our Board as lead independent director, and in this capacity she leads all the independent directors and carries out other customary functions of this position.

Mr. Steven Levy is an independent director who is an Outside Director.  He serves as the Chairman of our compensation and nomination committee, and is deemed a financial expert as defined pursuant to the applicable listing standards of The Nasdaq Stock Market and SEC rules.

Mr. Itzhak Danziger was initially invited to serve as an advisor to the Board and, in November 2010, was appointed as an observer at Board meetings. In recognition of Mr. Danziger’s contribution, he was subsequently nominated to serve as a Board member, and he was elected to the Board by shareholders in November 2011. During his short tenure as an observer, Mr. Danziger was technically classified as an employee of the Company, but he has satisfied the independence criteria of the applicable listing standards of The Nasdaq Stock Market since November 2014. Mr. Danziger’s principal occupation is serving as executive chairman of Galil Software.

Mr. Yigal Jacoby is an independent director, a founder of our Company and served as Chairman of the Board of Directors until 2008. Since his retirement from the Company in November 2010, Mr. Jacoby has continued to contribute to the growth and strength of the Company solely as a member of the Board.  Mr. Jacoby currently serves as an interim member of the audit committee and the compensation committee, but intends to resign from such positions subject to the election of Ronnie Kenneth.

Mr. Shraga Katz initially served as an advisor to our management, and was appointed Chairman of the Board in 2008 upon Mr. Jacoby’s retirement from such position. Due to a technical oversight, his director fees continued to be paid to him through the Company’s payroll, with the result that despite his principal occupation being as a partner in a venture fund and his substantive independence from the Company, he cannot currently be classified as independent under the applicable listing standards of The Nasdaq Stock Market. In May 2013 we rectified the technical oversight and we now pay Mr. Katz his director fees in the manner that is customary for directors rather through the payroll.

Mr. Rami Hadar has served as a director since 2006.  He served as the Company’s CEO and President from 2006 until 2014. Because of his recent employment with the Company, he is not considered to be independent.

Mr. Miron (Ronnie) Kenneth will, if elected, be an independent director.  He will be deemed a financial expert as defined pursuant to the applicable listing standards of The Nasdaq Stock Market and the SEC rules.

Accordingly, following the Annual Meeting, we expect that a majority of our directors will be independent under the applicable listing standards of The Nasdaq Stock Market.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF CLASS III DIRECTOR

Background

Rami Hadar is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2018 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Hadar has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Rami Hadar, the nominee for re-election as a Class III director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, that Rami Hadar be reelected as a Class III director, to serve until the 2018 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

REELECTION OF CLASS III DIRECTOR

Background

Yigal Jacoby is a nominee for election by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2018 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Jacoby has advised the Company that he is willing to serve as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Yigal Jacoby, the nominee for reelection as a Class III director, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“2.           RESOLVED, that Yigal Jacoby be reelected as a Class III director, to serve until the 2018 annual meeting of shareholders and until his successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF AN OUTSIDE DIRECTOR

Background

As an Israeli company, we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law. These directors are referred to as “Outside Directors.” All of our Outside Directors are required to serve on our audit committee and our compensation and nomination committee, each of which was formed in accordance with the Israeli Companies Law and the listing standards of The Nasdaq Stock Market, and at least one Outside Director is required to serve on each other committee of our board of directors.

According to the Israeli Companies Law, subject to relief under certain circumstances for companies whose shares are traded on a securities exchange outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and the other Outside Director must have either “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law. Both Ms. Benjamini and Mr. Levy qualify as having relevant accounting and financial expertise.

Outside Directors must be elected by the shareholders by a special majority, as described above. The term of service of an Outside Director is three years and may be extended for up to two additional three-year terms; thereafter, an Outside Director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our Board confirm that, in light of the Outside Director’s expertise and special contribution to the work of the Board and its committees, the reelection for such additional period is beneficial to the Company.

Nurit Benjamini and Steven D. Levy were elected as Outside Directors on February 21, 2007 and August 15, 2007, respectively, for initial three-year terms; each was reelected for an additional term of three years (i.e. until February 20, 2013 and August 14, 2013, respectively), and Steven D. Levy was reelected for an additional term of three years (i.e. until August 14, 2016). At the Annual Meeting, shareholders will be asked to reelect Ms. Nurit Benjamini as an Outside Director of our Company to serve for an additional three-year term commencing upon the expiration of her current term (i.e. until February 20, 2019) or until her office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Ms. Nurit Benjamini has advised the Company that she is willing to continue serving as a director if reelected, that she has the qualifications and time required for the performance of her duties as a director, and that there are no legal restrictions preventing her from assuming such office.

Biographical information concerning Nurit Benjamini, the nominee for reelection as an Outside Director, is set forth above.

Our Board has determined that Ms. Nurit Benjamini satisfies the requirements for an Outside Director under the Israeli Companies Law and the requirements for an independent director under the listing standards of The Nasdaq Stock Market, and that she qualifies as a financial expert under the rules of the Securities and Exchange Commission and as having financial and accounting expertise under the Israeli Companies Law. The Company’s audit committee and Board have determined that, in light of the expertise and special contribution of Ms. Nurit Benjamini to the Company’s Board and board committees, the reelection of Ms. Nurit Benjamini as an Outside Director for an additional three years would be in the Company’s best interests.

Proposed Resolution

You are requested to adopt the following resolution:

“3.           RESOLVED, that Nurit Benjamini be reelected as an Outside Director, to serve for a term of three years commencing at the end of her current term, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see "About the voting procedure at the Annual Meeting- What vote is required to approve each proposal presented at the Annual Meeting?" above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF THE BONUS PLAN FOR THE COMPANY’S CHIEF EXECUTIVE
OFFICER FOR EACH OF THE YEARS 2016-2018

Background

At the 2013 Annual General Meeting of the Company’s shareholders, the Company’s general Compensation Policy for its Directors and Officers was approved as required by the Israeli Companies Law (the “Compensation Policy”).  Shareholders also approved the bonus plan applicable to the Company’s CEO for each of the years 2013-2015 based on the criteria set forth in Exhibit A-1 hereto (the “Existing CEO Bonus Plan”).

At the time of approving the Compensation Policy and the Existing CEO Bonus Plan, the compensation and nomination committee determined that the Company’s executive compensation policies should focus on evaluating an individual’s long-term performance and focus on the long-term growth of the Company, because often the results of the Company’s performance may be accurately assessed only over a multi-year period. Accordingly, the compensation and nomination committee recommended that the bonus plan for the Company’s CEO be established for a three-year period and not be re-evaluated on an annual basis.  In light of this recommendation, and after considering the Company’s Compensation Policy, the Company’s compensation and nomination policy formulated, and the Company’s shareholders subsequently approved, the Existing CEO Bonus Plan.

The Company’s compensation and nomination committee recommended, and the Board approved, to renew the Existing CEO Bonus Plan for each of the years 2016-2018, as an incentive towards  the CEO’s contributions to the Company’s results, as detailed in Exhibit A-1 and all in accordance with the Company’s Compensation Policy.

Proposed Resolution

You are requested to adopt the following resolution:

“4.           RESOLVED, to approve a bonus plan for each of the years 2016-2018 for the CEO, as set forth in Exhibit A-1.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the resolution, be voted “FOR” the approval of the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see "About the voting procedure at the Annual Meeting- What vote is required to approve each proposal presented at the Annual Meeting?" above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2014. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2015 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Audit Fees (1)	275	238
Audit-Related Fees (2)	25	54
Tax Fees (3)	83	127
Other Fees (4)	15	-
Total	398	419
____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2013 and 2014, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, the filing of Form F-3, fees related to public offering and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Proposed Resolution

You are requested to adopt the following resolution:

“5.           RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

AUDIT COMMITTEE REPORT

The Audit Committee has

•	reviewed and discussed the Company’s audited financial statements with management,

•
discussed with Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, the Company’s independent registered public accountants, the matters required to be discussed by PCAOB Auditing Standards No. 16 “Communications with Audit Committees,” including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements and PCAOB Auditing Standards No. 5, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements,”

•
received the written disclosures and the letter from Kost Forer Gabbay & Kasierer required by applicable requirements of the Public Company Accounting Oversight Board regarding Kost Forer Gabbay & Kasierer’s communications with the Audit Committee concerning independence, and discussed with Kost Forer Gabbay & Kasierer its independence, and

•
based on the review and discussions referred to above, recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 20-F for the year ended December 31, 2014.

This report is submitted by the members of the Audit Committee:
Nurit Benjamini
Steven D. Levy
Ronnie Kenneth

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2014

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2014. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than August 25, 2015. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than September 1, 2015 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2016

To be considered for inclusion in Allot’s proxy statement for our 2015 annual general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to the General Counsel of Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel no later than June 12, 2016, and must otherwise comply with the requirements of the Israeli Companies Law.

We currently expect that the agenda for our annual general meeting to be held in 2016 (the “2016 AGM”) will include (1) the election (or reelection) of Class I director; (2) the election (or reelection) of an outside director; (3) the approval of the appointment (or reappointment) of the Company’s auditors; and (4) presentation and discussion of the financial statements of the Company for the year ended December 31, 2015 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israeli Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders.  Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2016 AGM by submitting their proposals in writing to Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel.  For a shareholder proposal to be considered for inclusion in the agenda for the 2016 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the  Annual Meeting, i.e., no later than June 12, 2016; provided that if the date of the 2016 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2016 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2016 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2016 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israeli Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2016 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2014 filed on Form 20-F with the SEC on August 26, 2015, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Forms 6-K. Shareholders may download a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

Dated: August 19, 2015

Exhibit A-1

Pursuant to the terms of the Existing CEO Bonus Plan, the bonus (if any) that can be earned by an individual who serves as our CEO during any year in the three-year period 2016-2018 will be calculated pursuant to a pre-determined formula based on the Company’s revenues (as calculated according to generally accepted accounting principles) and EBIT (defined as earnings before interest and taxes), weighing each such item equally, and the extent to which the Company achieved its revenues and EBIT projection targets based on the Company’s annual budget for such year. The maximum amount of the bonus that can be earned by the CEO pursuant to such formula is an amount equal to such individual’s annual salary, which would be earned if we achieve 110% of our revenue projections and EBIT projections. On the other hand, no bonus is payable unless we achieve at least 70% of the projections for both items. In the event we achieve at least 70% of the projection for both of the factors, the CEO will become eligible to receive a bonus on a sliding scale. For example, if we achieve 80% of our projections of both factors, the amount of the bonus for which the CEO would be eligible will be equal to 25% of the maximum bonus; if we achieve 100% of our revenue projections and 80% of our EBIT projections (or vice versa), the amount of the bonus for which the CEO would be eligible will be equal to 50% of the maximum bonus.

In addition, the compensation and nomination committee will evaluate the achievement by the CEO of certain individual performance goals set at the beginning of each year by the compensation and nomination committee and the Board. These goals may include certain quantitative and qualitative targets. Following the completion of such evaluation the compensation and nomination committee will decide upon a factor between zero and one, and such factor shall be multiplied by the amount of the bonus for which the CEO would be eligible as determined under the preceding paragraph (the weighted score of revenues and EBIT) to determine the final bonus, subject to Board approval. As described above under Proposal 3, the proposed bonus plan must be approved separately by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and Board have approved the proposed bonus plan described above as being consistent with the Compensation Policy, and the proposed bonus plan now requires approval by the Company’s shareholders.

A - 1